CONSENT OF INDEPENDENT PETROLEUM ENGINEERS AND GEOLOGISTS

February 26, 2010

EnerJex Resources, Inc.
27 Corporate Woods, Suite 350
10975 Grandview Drive
Overland Park, Kansas  66210

Re:	Securities and Exchange Commission
Form S-1 Registration Statement

Miller and Lents, Ltd. issued a report dated June 24, 2009, and effective March 31, 2009, for the reserves and future net revenues of the EnerJex Resources, Inc. properties located in eastern Kansas.  We hereby consent to the inclusion of our name and results from our report in the EnerJex Resources, Inc. Form S-1 Registration Statement.

The aforementioned report was prepared by Miller and Lents, Ltd. for the exclusive use of EnerJex Resources, Inc.  The analyses, conclusions, and methods contained in the report are based upon information that was in existence at the time the report was prepared and Miller and Lents, Ltd. has not updated and undertakes no duty to update anything contained in the report.  While the report may be used as a descriptive resource, investors are advised that Miller and Lents, Ltd. has not verified information provided by others except as specifically noted in the report, and Miller and Lents, Ltd. makes no representation or warranty as to the accuracy of such information.  Moreover, the conclusions contained in such report are based on assumptions that Miller and Lents, Ltd. believed were reasonable at the time of its preparation and that are described in such report in reasonable detail.  However, there are a wide range of uncertainties and risks that are outside of the control of Miller and Lents, Ltd. which may impact these assumptions, including but not limited to unforeseen market changes, actions of governments or individuals, natural events, economic changes, and changes of laws and regulations or interpretation of laws and regulations.

Very truly yours,

MILLER AND LENTS, LTD.
Texas Registered Engineering Firm No. F-1442

By	/s/ R. W. Frazier
R. W. Frazier
Senior Vice President

RWF/psh